

March 20, 2013

<u>Via E-mail</u>
Stephen P. Funk
Chief Executive Officer
Stratex Oil & Gas Holdings, Inc.
30 Echo Lake Road
Watertown, CT 06795

> **Re: Stratex Oil & Gas Holdings, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed February 27, 2013**
> **File No. 333-164856**

Dear Mr. Funk:

We have reviewed your response letters dated February 27, 2013 as well as your amendment and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Current Report on Form 8-K Filed February 27, 2013</u>

<u>Security Ownership of Certain Stockholders and Management, page 72</u>

1. We note your response to prior comment 7 from our letter to you dated August 10, 2012, and also note the new disclosure you added quantifying the voting equivalency of your Series A Preferred Stock and stating that your officers and directors own 100% of the preferred stock. Please include new textual or tabular information which makes clear the voting control that your officers and directors possess as a result of their preferred stock holdings. Further, add this information to the related disclosure at the bottom of page 60 and the middle of page 81.

Directors and Executive Officers, page 73

2.   We received the materials you provided to us in response to prior comment 9 from our letter to you dated August 10, 2012. Please expand Mr. Kelly's biographical sketch to discuss the nature of the claims or allegations underlying the arbitration award or settlement with which Mr. Kelly failed to comply.

Financial Statements – Stratex Oil and Gas, Inc.

General

3.   We note that you have replaced the financial statements for the quarter ended March 31, 2012 with a September 30, 2012 interim report, and that you have not included interim results of the accounting acquirer Stratex Oil and Gas Inc. through June 30, 2012. Further revisions will be necessary to comply with Item 5.01 of Form 8-K. Please contact us by telephone to discuss.

Pro Forma Financial Statements – Stratex Oil & Gas Holdings, Inc.

General

4.   Please replace your pro forma financial statements with a narrative description of the pro forma effects pursuant to Regulation S-X Rule 11-02(b)(1). Please contact us by telephone to discuss.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Mitchell L. Lampert